# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MakeMyTrip Limited, CIK 0001495153
CUSIP: V5633W109
Title of class of securities: Ordinary Shares, par value US$0.0005 per share
Address of issuer's principal executive offices: 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India (K7), 122002
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0001269238
Persons authorized to receive notices and communications: Cindy Xiaofan Wang, 30 Raffles Place, #29-01, Singapore, Singapore (U0), 048622, 65 3138-9736

## Reporting persons
- Trip.com Group Limited (CIK 0001269238): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: subject company funds (SC); sole voting power 16,069,384; shared voting power 0; sole dispositive power 16,069,384; shared dispositive power 0; aggregate amount beneficially owned 16,069,384 (16.9% of the class)
  Comment: Note to Rows (7), (9) and (11): Includes 10,773,694 Ordinary Shares (as defined below) and 5,295,690 Class B Shares (as defined below) of the Issuer. The number of Class B Shares presented here takes into account the expected repurchase by the Issuer from the Reporting Person of 34,372,221 Class B Shares, pursuant to the Amended and Restated Share Repurchase Agreement (as defined below).
  
  Note to Row (13): The percentage presented here is calculated based on 89,797,878 Ordinary Shares issued and outstanding and 39,667,911 Ordinary Shares issuable upon conversion of the Class B Shares issued and outstanding as of early June, 2025, and takes into account the expected repurchase by the Issuer from the Reporting Person of 34,372,221 Class B Shares pursuant to the Amended and Restated Share Repurchase Agreement.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0005 per share
Name of issuer: MakeMyTrip Limited
Address of issuer's principal executive offices: 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India (K7), 122002
Comment: This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the statement on Schedule 13D that was initially filed by Trip.com Group Limited (the "Reporting Person") with the Securities and Exchange Commission (the "Commission") on January 25, 2016, then amended and supplemented by Amendment No. 1 on October 26, 2016, Amendment No. 2 on May 10, 2017, Amendment No. 3 on April 30, 2019, Amendment No. 4 on September 3, 2019 and Amendment No. 5 on June 18, 2025 (as amended and supplemented, the "Schedule 13D"), relating to the ordinary shares, par value US$0.0005 per share (the "Ordinary Shares"), of MakeMyTrip Limited (the "Issuer"). Except as expressly set forth herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the Schedule 13D filing is expressely incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Trip.com Group Limited
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Cayman Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person and the Issuer entered into an Amended and Restated Share Repurchase Agreement dated June 23, 2025 (the "Amended and Restated Share Repurchase Agreement"), attached hereto as Exhibit 1, which amended and restated the original Share Repurchase Agreement dated June 16, 2025. Pursuant to the Amended and Restated Share Repurchase Agreement, the Reorting Person agreed to sell, and the Issuer agreed to purchase, 34,372,221 Class B Shares beneficially owned by the Reporting Person for an aggregate consideration of approximately US$3.0 billion (the "Repurchase").

To fund the Repurchase, the Issuer conducted an offering of convertible senior notes and an underwritten public offering of Ordinary Shares.

The foregoing description of the Amended and Restated Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Share Repurchase Agreement (including the exhibits and annexure thereto), which is filed as Exhibit 1 hereto and hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D and the information set forth in or incorporated by reference in Item 4 of this Amendment No. 6 are incorporated by reference in their entirety into this Item 4 and are hereby amended and supplemented by adding the following information:

The Reporting Person entered into the Amended and Restated Share Repurchase Agreement as part of its efforts to optimize investment portfolio and enhance shareholder returns. Following completion of the Repurchase, the Reporting Person will remain the largest minority shareholder of the Issuer and continue to support the growth of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The second sentence of the first paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on 89,797,878 Ordinary Shares issued and outstanding and 39,667,911 Ordinary Shares issuable upon conversion of the Class B Shares issued and outstanding as of early June, 2025, and takes into account the expected repurchase by the Issuer from the Reporting Person of 34,372,221 Class B Shares pursuant to the Amended and Restated Share Repurchase Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Amended and Restated Share Repurchase Agreement dated June 23, 2025 between MakeMyTrip Limited and Trip.com Group Limited

## Signatures
- Trip.com Group Limited: /s/ Cindy Xiaofan Wang, Cindy Xiaofan Wang/Chief Financial Officer (06/24/2025)